

Mail Stop 3720

October 31, 2017

Mr. Carl Mellander
Senior Vice President and
Chief Financial Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

    **Re: LM Ericsson Telephone Company
          Form 20-F for Fiscal Year Ended December 31, 2016
          Filed April 26, 2017
          File No. 000-12033**

Dear Mr. Mellander:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Robert S. Littlepage, for

                        Carlos Pacho
                        Senior Assistant Chief Accountant
                        AD Office 11 – Telecommunications